Exhibit 99.2

[Redacted Version]

Execution Version

FIRST AMENDMENT TO NOTE PURCHASE AGREEMENT

This First Amendment to Note Purchase Agreement (this “Amendment”), dated as of August 24, 2018, is among BELLATRIX EXPLORATION LTD., an Alberta corporation (the “Issuer”), U.S. BANK NATIONAL ASSOCIATION, as Agent (in such capacity, the “Agent”), and the financial institutions party hereto as Holders.

R E C I T A L S:

A.       The Issuer, the Holders and the Agent are parties to a Note Purchase Agreement dated as of July 25, 2018 (the “Existing Note Purchase Agreement,” as amended, restated, modified or supplemented from time to time, including by this Amendment, the “Note Purchase Agreement”).

B.       The Issuer has requested, and the Agent and the Holders have agreed, subject to the terms hereof, to certain amendments or modifications to the terms of the Note Purchase Agreement as more fully set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.                 Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Note Purchase Agreement.

Section 2.                 Amendments to Existing Note Purchase Agreement. On the First Amendment Effective Date, the Note Purchase Agreement shall be amended as follows:

(a)                Section 1.1 The definition of “Outside Date” is hereby amended and restated in its entirety to read as follows:

                    “Outside Date” means September 7, 2018.”

(b)               Section 1.1 The definition of “Material Subsidiary” is hereby amended and restated in its entirety to read as follows:

                   “Material Subsidiary” means:

(a)       any Subsidiary of the Issuer, which Subsidiary from time to time owns, or has the right to acquire, any interest in or to any Oil and Gas Properties or Midstream Properties;

(b)       any other Subsidiary of the Issuer, designated as such by written notice from the Issuer to the Agent in accordance with Section 10.4, unless and until any such entity is designated as no longer being a Material Subsidiary in accordance with Section 10.4; or

(c)       any Subsidiary of the Issuer which grants or is required to grant any security to secure repayment of any obligations under a Bank Facility;

provided, however, in the event the Fair Market Value of the assets of all Subsidiaries that are not “Material Subsidiaries” hereunder exceeds the Threshold Amount, then the Issuer shall be required to immediately designate additional Subsidiaries as Material Subsidiaries in accordance with Section 10.4 such that, after giving effect to such additional designations, the Fair Market Value of the assets of all Subsidiaries that are not “Material Subsidiaries” hereunder is less than the Threshold Amount;”

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(c)                Section 1.1. Paragraph “(1)” of the definition of “Permitted Debt” is hereby amended and restated in its entirety to read as follows:

“(1) the incurrence by the Issuer and any Material Subsidiary of Debt under a Bank Facility that is subject to the terms of the Intercreditor Agreement; provided that (i) such Debt is a conforming reserve based revolving loan facility (including customary “term-out” revolvers with stated maturities not to exceed one year from such revolving loan facility’s then-current maturity date without Majority Holder approval, acting reasonably) for oil and gas secured loan transactions subject to a Borrowing Base, provided that such Debt may be non-conforming with respect to such Borrowing Base to the extent of (A) any Borrowing Base Shortfall (as defined in the Senior Credit Agreement as of the date hereof) and (B) any Non-Conforming Advances (as such term is defined in the Intercreditor Agreement as of the date hereof), (ii) the All-In Yield on such Bank Facility shall not exceed the All-In Yield Cap, (iii) no Subsidiary of the Issuer or any other Person is required to guarantee or secure such Bank Facility unless such Subsidiary or Person is (or concurrently with any such guarantee becomes) a Guarantor hereunder, (iv) no assets are required to be or are provided as collateral for such Bank Facility unless such assets are (or concurrently with such Lien becomes) subject to a Lien in favor of the Agent for the benefit of the Holders and (v) such Bank Facility shall at all times be subject to Section 10.2(n) hereunder;”

(d)               Section 10.2(n). Section 10.2(n) (‘Amendments to Senior Credit Agreement and Bank Facility’) is hereby amended and restated in its entirety to read as follows:

“Amendments to Senior Credit Agreement and Bank Facility. The Issuer and Note Parties shall not amend, waive, modify or supplement and shall not consent to any amendment, waiver, modification or supplement to the Bank Facility or incur, create, assume or suffer to exist any obligations under the Bank Facility, including pursuant to any refinancing or replacement of the Bank Facility, if the effect thereof would be to (i) prohibit or restrict any payment of principal, interest or otherwise with respect to the Obligations in a manner that is more restrictive than under the Senior Credit Agreement as in effect as of the Funding Date (including, without limitation, any such amendment, modification or supplement to the specific provision of the Senior Credit Agreement as in effect as of the Funding Date (the "Specific Senior Credit Agreement Provision") which restricts (A) payments, prepayments, redemptions, purchases or cancellation by a Note Party of the Obligations or any portion thereof and (B) amendments to the Note Documents other than in compliance with the Intercreditor Agreement); provided, that, for the avoidance of doubt, this prohibition shall not extend to any amendment, waiver, modification or supplement to the covenants under the Bank Facility, which would indirectly have the effect of causing the Issuer to fail to satisfy the requirements of the Specific Senior Credit Agreement Provision (or as such Section may be amended, modified or supplemented from time to time in accordance with this Section), (ii) subordinate in right of payment all or any part of the obligations in respect of the Bank Facility to any other Debt, (iii) (A) increase the All-In Yield on the Bank Facility (other than Non-Conforming Advances (as such term is defined in the Intercreditor Agreement)) by more than (a) 2.50% per annum above the All- In-Yield under the Senior Credit Agreement as in effect on the Funding Date or (b) 3.75% per annum above the All- In-Yield under the Bank Facility as in effect on the date that fell five years prior to the date of the subject increase (or, if such date is prior to the Funding Date, as in effect on the Funding Date) (the “All-In Yield Cap”), or (B) increase the All-In Yield on Non-Conforming Advances (as such term is defined in the Intercreditor Agreement) by more than 3.00% per annum above the All-In Yield under the Bank Facility as of the date of the subject increase, (iv) cause such Debt to fail to satisfy the requirements of clause (1) of the definition of Permitted Debt (including the defined terms used therein) or the definition of Bank Facility (including the defined terms used therein) or (v) contravene the Intercreditor Agreement.

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Section 3.                 Effectiveness. Upon the satisfaction of the following conditions precedent, this Amendment shall become effective (the date of satisfaction of such conditions precedent, the “First Amendment Effective Date”):

(a)                the Agent shall have received counterparts to this Amendment duly executed by a duly authorized officer of the Issuer, the Agent and each Holder;

(b)               the Agent and Majority Holders shall have received a certified copy of the resolutions of the board of directors or equivalent of the Issuer and each Material Subsidiary authorizing the execution, delivery and performance of this Amendment and authority, incumbency and title certificates for the Issuer, or the Material Subsidiary, as the case may be, to which are attached true copies of all relevant constating documents and by-laws (or a certification that, as of the First Amendment Effective Date, there has been no change, amendment or modification to the authority, incumbency and title certificates or constating documents and by-laws delivered under Section 11.1(ii) of the Note Purchase Agreement) and a government issued certificate of status (or equivalent) for its jurisdiction of formation; and

(c)                no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 of the Note Purchase Agreement (excluding the representations and warranties set forth in Sections 9.1(b)(ii) and 9.1(z) of the Note Purchase Agreement which shall only be made on the Funding Date and thereafter to the extent relating to performance of any obligations or the grant of security on and after the Funding Date) shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of the First Amendment Effective Date, which the undersigned officer of the Issuer shall be deemed to have certified to the Agent and the Holders pursuant to Section 4 below upon the Issuer’s execution and delivery of this Amendment.

Section 4.                 Representations and Warranties. Before and after the First Amendment Effective Date, the Issuer hereby confirms that (a) the representations and warranties of Issuer and each other Note Party contained in this Agreement, the Note Purchase Agreement and the other Note Documents (excluding the representations and warranties set forth in Sections 9.1(b)(ii) and 9.1(z) of the Note Purchase Agreement which shall only be made on the Funding Date and thereafter to the extent relating to performance of any obligations or the grant of security on and after the Funding Date) are true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects) as of such earlier date, and (b) no Default or Event of Default shall have occurred and be continuing. The execution, delivery, and performance by the Issuer of this Amendment and compliance with the terms and provisions hereof have been duly authorized by all requisite action on the part of Issuer and do not violate any contractual or other obligation by which Issuer is bound that could reasonably be expected to result in a Material Adverse Effect.

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Section 5.                 Effect of Amendment; Ratification of Note Documents. Except as expressly set forth in this Amendment, the terms, provisions, conditions and covenants of the Note Purchase Agreement and the other Note Documents remain in full force and effect and are hereby ratified and confirmed, and the execution, delivery and performance of this Amendment shall not in any manner operate as a waiver of, consent to or amendment of any other term, provision, condition or covenant of the Note Purchase Agreement or any other Note Document. Without limiting the generality of the foregoing, nothing in this Amendment shall be deemed (i) to constitute a waiver of compliance or consent to noncompliance by any of the Note Parties to, or an amendment of, any other term, provision, condition or covenant of the Note Purchase Agreement or other Note Documents, other than as specifically set forth herein; or (ii) to prejudice any right or remedy that the Agent or the Holders may now have or may have in the future under or in connection with the Note Purchase Agreement or any other Note Document. Upon the effectiveness of this Amendment, each reference in the Note Purchase Agreement to “this Agreement”, “hereunder”, or words of like import shall mean and be a reference to the Note Purchase Agreement, as amended hereby. This Amendment shall constitute a Note Document for all purposes. Issuer acknowledges that on the date hereof all outstanding Obligations are payable in accordance with their terms, and Issuer waives any defense, offset, counterclaim or recoupment with respect thereto.

Section 6.                 Incorporation of Certain Provisions by Reference. The provisions of Section 1.3 of the Note Purchase Agreement captioned “Governing Law; Jurisdiction; Consent to Service of Process” are incorporated herein by reference for all purposes.

Section 7.                 Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument. For purposes of this Amendment, a counterpart hereof (or signature page thereto) signed and transmitted by any Person party hereto to the Agent (or its counsel) by facsimile machine, telecopier or electronic mail is to be treated as an original. The signature of such Person thereon, for purposes hereof, is to be considered as an original signature, and the counterpart (or signature page thereto) so transmitted is to be considered to have the same binding effect as an original signature on an original document.

Section 8.                 Holders’ Authorization to Agent. By their execution hereof, each of the Holders hereby authorizes and directs the Agent to execute and deliver this Amendment. Each Holder, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consented to and approved, each document required to be approved by the Agent and the Holders as a condition to the effectiveness of this Amendment.

Section 9.                 Entirety. This Amendment and all of the other Note Documents embody the entire agreement between the parties. THIS AMENDMENT AND ALL OF THE OTHER NOTE DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

ISSUER:

BELLATRIX EXPLORATION LTD.

By:	[Signed]
Name:
Title:

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AGENT:

U.S. BANK NATIONAL ASSOCIATION, as Agent

By:	[Signed]
Name:
Title:

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HOLDERS:

[Redacted], as a Holder

By:	[Signed]
Name:
Title:

By	[Signed]
Name:
Title:

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[Redacted], as a Holder

By:	[Signed]
Name:
Title:

[Redacted], as a Holder

By:	[Signed]
Name:
Title:

[Redacted], as a Holder

By:	[Signed]
Name:
Title:

FIRST AMENDMENT - Signature Page